UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1


             America First Financial Fund 1987-A Limited Partnership
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                                (Name of Issuer)

                          Beneficial Unit Certificates
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                         (Title of Class of Securities)

                                    023913106
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                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 10 Pages

                                  SCHEDULE 13D



CUSIP No. 023913106                                    Page  2  of  10  Pages
          ---------                                         ---    ----

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                             (b)  |X|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                        [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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     NUMBER OF           7    SOLE VOTING POWER

     SHARES                   336,900
                    ------------------------------------------------------------
  BENEFICIALLY           8    SHARED VOTING POWER

     OWNED BY                 0
                    ------------------------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER

    REPORTING                 336,900
                    ------------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,900
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 10 Pages

Item 1.   Security and Issuer.

     This statement relates to the Beneficial Unit Certificates (the "Shares"), of America First Financial Fund 1997-A Limited Partnership, a Delaware limited partnership (the "Company"). The Company's principal executive offices are located at 1004 Farnam St., Omaha, NE 68102.

Item 2.   Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D.Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including convertible securities arbitrage. The

                                Page 3 of 10 Pages
principal business of the General Partner is serving as the general partner of the Partnership. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws

Item 3.   Source and Amount of Funds or Other Consideration.

     The $12,403,050.32 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Company Shares acquired by the Partnership were purchased in the ordinary course of business.

                                Page 4 of 10 Pages

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Item 4.   Purpose of Transaction.

     The Partnership acquired the Shares for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership from time to time evaluates its holdings of securities, and based on such evaluation, the Partnership may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.   Interest in the Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns beneficially an aggregate of 336,900 Shares of the Company (or approximately 5.6% of the Company's Beneficial Unit Certificates outstanding on March 31, 1997)

                                Page 5 of 10 Pages
based on the number of 6,010,589 Shares then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership.

                                Page 6 of 10 Pages

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     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any of such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

Exhibit A --  Acquisitions of Shares by the Partnership
              During the Past Sixty Days.




                                Page 7 of 10 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          July 15, 1997
                                                   -----------------------------
                                                              (Date)


                                                                /s/
                                                    ----------------------------
                                                            (Signature)


                                                           Daniel R. Tisch
                                                           Authorized Signatory
                                                           MENTOR PARTNERS, L.P.
                                                     ---------------------------
                                                               (Name/Title)



                                Page 8 of 10 Pages

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                                  EXHIBIT INDEX
                                  -------------


Exhibit A -- Acquisitions of Shares by the Partnership
             During the Past Sixty Days.

                                Page 9 of 10 Pages

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                                    EXHIBIT A
                                    ---------

                    Acquisitions of Shares by the Partnership
                           During the Past Sixty Days
                    -----------------------------------------

                        Date of      Number    Aggregate      Price Per
       Entity         Transaction   of Shares     Price         Share
       ------         -----------   ---------     -----         -----

Partnership           May 9, 1997    37,500     1,370,936.25    36.558

                      May 9, 1997    30,000     1,094,250.00    36.475

                      May 9, 1997    20,300       741,301.19    36,517

                     May 12, 1997    86,300     3,175,641.51    36.798

                     May 12, 1997    67,000     2,445,948.90    36.507

                     May 13, 1997    15,000        547,125.00   36.475

                     May 13, 1997    15,000        543,825.00   36.255

                     May 14, 1997     5,500        198,893.75   36.163

                     May 14, 1997    13,000        471,315.00   36.255

                     May 15, 1997    11,400        409,656.72   35.935

                     May 16, 1997     4,000        143,900.00   35.975

                    July 11, 1997    15,000        592,500.00   39.500

                    July 14, 1997    10,000        395,000.00   39.500

                    July 14, 1997     6,900        272,757.00   39.530


   All Shares were purchased in transactions on the NASDAQ National Market.


                               Page 10 of 10 Pages

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